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                                                                      Exhibit 99

Investor Release


FOR IMMEDIATE RELEASE                     FOR MORE INFORMATION CONTACT:
---------------------                     -----------------------------
11/02/99                                  Investors: Mary Kay Shaw, 630-623-7559
                                          Media: Chuck Ebeling, 630-623-6150

MCDONALD'S CORPORATION'S 1999 BIENNIAL ANALYST MEETING HIGHLIGHTS

OAK BROOK, IL - At McDonald's meeting today with 150 representatives of the investment community, Chairman and Chief Executive Officer Jack M. Greenberg noted, "In 1997, we set expectations for the business, and I am pleased that we exceeded many of those expectations. Most notably, we have had tremendous success in turning around the U.S. business."

He also reiterated the company's expectation for double-digit annual earnings per share growth in the range of 10 to 15 percent through 2002, excluding the effect of foreign currency translation. This growth will be fueled by building sales at existing restaurants, through increased customer satisfaction and menu innovation, and by profitable expansion.

The company is giving customers more reasons to visit McDonald's now and in the future by leveraging its Made for You food preparation system along with its reinvigorated new product development capability. The first priority in this area is enhancing the core U.S. menu to ensure existing products are the best they can be.

With virtually all U.S. restaurants on the Made for You food preparation system by year-end, the company plans to complete the replacement of the Deluxe Line in the U.S. next year. McDonald's began to replace the Deluxe Line in 1998 with the introduction of the larger Filet-O-Fish sandwich. By mid-2000, the McDonald's Big Xtra! sandwich, which is currently in almost 50 percent of the U.S. restaurants, as well as the new Grilled and Crispy Chicken sandwiches will be national products.

Plans for next year include adding 1,800 to 1,900 restaurants Systemwide, with about 90 percent outside the U.S.

When discussing the company's global growth opportunities, Greenberg pointed to McDonald's vision of being the world's best quick-service restaurant experience. He also discussed the System's focus on three key strategies: building the McDonald's brand; intense attention to people and their development; and driving enduring, profitable growth through innovation and technology.

Greenberg also told investors that "McDonald's is committed to keeping selling, general and administrative expenses growing at a slower rate than sales and revenues; to completing our current $3.5 billion share repurchase program on, or possibly ahead of, schedule; and to enhancing return on capital."

McDonald's is the largest and best-known food service retailer, with more than 25,000 restaurants serving more than 40 million people a day in 117 countries. On any day, even as the market leader, McDonald's serves less than one percent of the world's population.

FORWARD-LOOKING STATEMENTS

Certain forward-looking statements are included in this release. They use such words as "may," "will," "expect," "believe," "plan" and other similar terminology. These statements reflect management's current expectations and involve a number of risks and uncertainties. Actual results could differ materially due to the effectiveness of operating initiatives, advertising and promotional efforts, and Year 2000 compliance and Euro conversion efforts of the Company, its owner/operators, suppliers and service providers, as well as changes in: global and local business and economic conditions; currency exchange and interest rates; food, labor and other operating costs; political or economic instability in local markets; competition; consumer preferences, spending patterns and demographic trends; availability and cost of land and construction; legislation and government regulation; and accounting policies and practices.